UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42618

Phoenix Asia Holdings Limited

(Registrant’s Name)

Workshop B14, 8/F, Block B

Tonic Industrial Center, 19 Lam Hing Street

Kowloon Bay, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Phoenix Asia,” “we,” “us” and “our” refer to Phoenix Asia Holdings Limited and its subsidiaries.

Appointment of Director

On September 2 2025, the board of directors of the Company (the “Board”) increased the size of the Board by one director, pursuant to provisions in the amended and restated articles of association of the Company, and approved the appointment of Ms. Yu Gao, age 44, as a director of the Company, effective September 2, 2025. Ms. Gao accepted the position. Pursuant to the director agreement between Ms. Gao and the Company, Ms. Gao shall hold such office until the director’s earlier death, disqualification, resignation or removal from office in accordance with the director agreement, the amended and restated memorandum and the amended and restated articles of association of the Company, or any applicable laws, rules, or regulations.

The Board assessed the independence of Ms. Gao under the Company’s corporate governance guidelines and the independence standards under the rules of the Nasdaq Stock Market LLC (the “Nasdaq”) and has determined that Ms. Gao is not independent.

Ms. Gao does not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Ms. Gao was appointed as a director of the Company. Ms. Gao is not related to any existing officer or director of the Company. There are also no transactions or relationships between or among Ms. Gao and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Ms. Gao is set forth below.

Ms. Yu, Gao, age 44, has over 15 years of experience in business administration. Since February 2023, Ms. Gao has been an executive director of Master Success International Investment Limited. From November 2017 to January 2024, Ms. Gao was a vice president and director of Beijing Ruibailing Technology Company Limited. From May 2007 to April 2015, Ms. Gao was a deputy general manager of Guangdong Century Qingshan Nickel Company Limited. Ms. Gao obtained a bachelor in journalism from the Communication University of China in 2008.

In connection with Ms. Gao’s appointment as a director, the Company and Ms. Gao entered into a director agreement and indemnification agreement. Ms. Gao will receive annual compensation of nil for her membership on the Board. The agreement imposes certain duties and customary confidentiality obligations on Ms. Gao customary for the agreements of this nature. Ms. Gao is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Director Agreement and Indemnification Agreement between Phoenix Asia Holdings Limited and its director, Yu Gao
99.1	Press Release dated September 2, 2025 – Phoenix Asia Holdings Limited Announces Addition to Board of Directors

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Asia Holdings Limited

Date: September 2, 2025	By:	/s/ Chi Kin Kelvin Yeung
	Name:	Chi Kin Kelvin Yeung
	Title:	Chairman of the Board and Chief Executive Officer

3